UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 22, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated June 22, 2017, announcing the pricing by STMicroelectronics of a US$1.5 billion dual-tranche offering of New Convertible Bonds.

PR N° C2824C

Not for publication or distribution directly or indirectly, in whole or in part, in or into the United States, Australia, Canada, Japan or South Africa or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

This announcement is not an offer to sell or a solicitation to buy securities in any jurisdiction, including the United States, Australia, Canada, Japan or South Africa. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction.

STMicroelectronics prices a US$1.5 billion dual-tranche offering of New Convertible Bonds

AMSTERDAM, 22 June 2017 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”) announces today the pricing of a US$1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of STMicroelectronics (the “Shares”) (the “New Convertible Bonds”).

The New Convertible Bonds will be issued in two tranches, one of US$750 million with a maturity of 5 years and one of US$750 million with a maturity of 7 years. The terms of the New Convertible Bonds are expected to contain customary provisions which will allow the Company to satisfy conversion rights on the New Convertible Bonds with a combination of cash, new Shares and treasury Shares, or cash or Shares only including, unless the Company elects otherwise, by way of net share settlement. The offering proceeds, net of costs (including costs in respect of the share buy-back programme), will be used by STMicroelectronics for general corporate purposes, including the early redemption of the outstanding US$600 million Zero Coupon Convertible Bonds due 2019 (ISIN: XS1083956307, the “2019 Convertible Bonds”) and the future redemption of the outstanding US$400 million 1.00 per cent. Convertible Bonds due 2021 (ISIN: XS1083957024).

The Company also announced today (i) the launch of a share buy-back programme of up to 19 million Shares for an amount up to US$297 million intended to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programmes and (ii) the early redemption of the 2019 Convertible Bonds.

A net share settlement is the default settlement scenario under the New Convertible Bonds, and the Company’s share buy-back programme is designed to equal or exceed the number of Shares required to be delivered on the exercise of conversion rights under the New Convertible Bonds, assuming a net share settlement.

Carlo Ferro, STMicroelectronics’ Executive Vice President and Chief Financial Officer, commented, “Today we completed a transaction that further enhances ST’s capital structure, supports growth and confirms the strength of both ST’s equity story and credit profile, amid revenues growth and margin expansion. And we did it - once again - with a structure friendly to our equity holders. We raised US$1.5 billion at an overall zero yield and a 37.5% conversion premium. The yield in favor of the Company for the 2022 tranche is unique for a US dollar transaction in the European capital market. Finally, the combination of the net share settlement option and repurchase of the underlying shares implies substantially no dilution at conversion to shareholders”.

Offering of New Convertible Bonds

The Company will issue the two tranches of New Convertible Bonds as follows:

•
The 5-year maturity New Convertible Bonds will not bear interest. The New Convertible Bonds will be issued at 101.265% of their principal amount and will be redeemed at 100% of their principal amount on 3 July 2022, unless previously redeemed, converted or purchased and cancelled. This corresponds to an initial gross yield to maturity of (0.25)%;

•
The 7-year maturity New Convertible Bonds will bear interest at an annual rate of 0.25%, payable semi-annually in arrear. The New Convertible Bonds will be issued at 100% of their principal amount and will be redeemed at 100% of their principal amount on 3 July 2024, unless previously redeemed, converted or purchased and cancelled. This corresponds to an initial gross yield to maturity of 0.25%.

The initial conversion prices have been set, in relation to each of the 5-year maturity and 7-year maturity New Convertible Bonds, at US$20.54, representing a premium of 37.5% in each case over the volume-weighted average price of the Shares between opening of trading today and pricing of the offering on the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A., converted into US dollars at the prevailing exchange rate at the time of pricing.

Settlement of the New Convertible Bonds is expected to take place on or about 3 July 2017.

Application will be made for the New Convertible Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

In the context of this offering, the Company has committed to a lock-up of 90 days in respect to the Shares and related securities.

Morgan Stanley and Société Générale Corporate & Investment Banking are acting as Joint Global Coordinators and Joint Bookrunners and Citigroup Global Markets Limited, J.P. Morgan and UniCredit are acting as Joint Bookrunners in respect of the offering and Banca IMI and Natixis are acting as Co-Managers.

The Company has appointed the broker to execute the share buy-back programme in accordance with all applicable regulations. The broker will make decisions relating to the purchase of Shares independently, including with respect to the timing of any purchases, and all purchases effected will be in compliance with applicable daily limits on prices and volumes.

About STMicroelectronics

STMicroelectronics is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. STMicroelectronics’ products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, STMicroelectronics stands for life.augmented.

In 2016, the Company’s net revenues were US$6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

Inside information

This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulations.

*   *   *   *   *

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of an offer to sell securities or the solicitation of any offer to subscribe for or otherwise buy any securities to any person in the United States, Australia, Canada, Japan, South Africa or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered in the United States under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, South Africa, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, South Africa, Canada or Japan. There will be no public offer of the securities in the United States, Australia, Canada, Japan or South Africa.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue, sale or purchase of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement has been prepared on the basis that any offer of the New Convertible Bonds in any Member State of the European Economic Area (the “EEA”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities.

This announcement is addressed to, and directed in member states of the EEA at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (directive 2003/71/EC, as amended) (“qualified investors”).

In addition, in France, this communication is only directed to (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a restricted circle of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The offering of the New Convertible Bonds was not and will not be registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no New Convertible Bonds may be offered, sold or delivered in the republic of Italy, except: (i) to qualified investors (investitori qualificati), as defined pursuant to article 100 of Legislative Decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 34-ter, first paragraph, letter b) of CONSOB regulation no. 11971 of 14 May 1999, as amended (“Regulation no. 11971”); or (ii) in other circumstances which are exempted from the obligation to publish a prospectus, as provided for pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation no. 11971.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Persons considering making such investments should consult an authorised person specialising in advising on such investments. This announcement does not constitute a recommendation concerning the New Convertible Bonds. The value of the New Convertible Bonds can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the New Convertible Bonds for the person concerned.

Each of the Joint Global Coordinators, the Joint Bookrunners and the Co-Managers (together, the “Managers”) is acting exclusively for the Company and no one else in connection with the offering and will not be responsible to any other person for providing the protections afforded to clients of such Manager respectively or for providing advice in relation to the offering, the New Convertible Bonds or any other transaction, matter or arrangement referred to in this announcement.

Each of the Company, the Managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

In connection with the offering, the Managers and any of their affiliates, acting as investors for their own accounts, may subscribe for or purchase securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities and any other securities of the Company or related investments in connection with the New Convertible Bonds, the Company or otherwise. Accordingly, references to the securities being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Managers and any of their respective affiliates acting as investors for their own accounts. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Managers or any of their respective directors, officers, employees, affiliates, advisers or agents accepts any responsibility, duty or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the Company, its other subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

For further information, please contact:

STMicroelectronics N.V.
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 158 077 785
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 22, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services